April 3, 2014

GasLog Partners LP
Amendment No. 1 to Draft Registration Statement on Form F-1
Confidentially Submitted March 13, 2014
File No. 377-00469

Dear Ms. Nguyen:

GasLog Partners LP (the “Partnership”) has today confidentially submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and Amendment No. 2 (“Amendment No. 2”) to its confidential draft Registration Statement on Form F-1 confidentially submitted to the SEC on February 3, 2014 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement, confidentially submitted to the SEC on March 13, 2014 (“Amendment No. 1”). This letter and Amendment No. 2 set forth the Partnership’s responses to the comments contained in your letter of March 27, 2014 (the “Comment Letter”), relating to Amendment No. 1. Four clean copies of Amendment No. 2 and four copies of Amendment No. 2 that have been marked to show changes made to Amendment No. 1 (“Marked Registration Statement”) are enclosed for your convenience along with four copies of this letter.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Partnership’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 2.

Summary, page 2

1.	We note your response to our prior comment 8 that you have not secured financing in connection with the potential acquisitions of the optional vessels because it is uncertain if and when you will exercise such purchase rights. Please revise the presentation here and throughout your prospectus to include a balanced presentation of your initial fleet. As currently presented

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your disclosure provides prominence to the optional vessels and it is uncertain whether you will obtain such vessels.

Response:

The Registration Statement has been revised as requested to balance the presentation by making clear that the Partnership’s ability to acquire additional LNG carriers will be dependent upon its ability to raise additional equity and debt financing and to include titles to more clearly separate the tables listing the Partnership’s initial fleet and the optional vessels. Please see the cover page, as well as pages 1-3, 7, 26, 87-89, 123-125 and 129-130 of Amendment No. 2.

Summary Financial and Operating Data, page 18

Selected Historical Financial and Operating Data, page 84

2.	Please revise to disclose the predecessor entity’s basic and diluted earnings (loss) per share for each period presented in the financial statements.

Response:

The Registration Statement has been revised as requested. Please see pages 18 and 84 of Amendment No. 2.

Forecasted Results of Operations, page 65

Forecast Assumptions and Considerations, page 65

Summary of Significant Forecast Assumptions, page 66

Voyage revenues, page 66

3.	We note from your response to our prior comment 26 that you do not believe disclosing your contracted daily hire rates under your time charter contracts for each vessel would provide useful information to investors. As financial forecasts should clearly disclose the assumptions used in making the forecast, please revise to disclose your average daily hire rates under your time charter contracts as well as the number of days you used in calculating your forecasted 2014 revenue. Please note that we continue to believe that the disclosure of the detailed assumptions used in calculating your forecasted revenues for 2014 is necessary for investors to understand how your forecasted results were calculated or determined.

Response:

The Registration Statement has been revised as requested. Please see pages 65-66 of Amendment No. 2.

Financial costs and interest rate swaps, net, page 67

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4.	We note your revised disclosure in response to our prior comment 32 but do not believe it was fully responsive to our prior comment. In this regard, please revise to disclose the amounts of unamortized loan fees that are assumed to be written off in connection with the prepayment of the loan facility, how you determined that the deferred financing cost of the amended facility was 1% of the loan amount, and how much of the cumulative loss from other comprehensive income was reclassified into earnings as a result of the discontinuance of hedge accounting for certain swaps during 2013. Your response and your revised disclosure should also clearly explain how each amount comprising financial costs (including gain or loss on interest rate swaps) was calculated or determined.

Response:

The Registration Statement has been revised as requested. Please see page 67 of Amendment No. 2.

Liquidity and Capital Resources, page 95

5.	We note the disclosures that have been added to MD&A in response to our prior comment 34 but do not believe that your revised disclosures were fully responsive to our prior comment. In addition to your discussion of distribution rights, please revise your discussion in MD&A to also disclose the various rights and privileges associated with the various categories of equity securities that will be issued to GasLog and others in connection with the offering and formation transactions. We believe these disclosures are necessary to provide potential investors in your offering with the information outlined in paragraphs 79 and 80 of IAS 1.

Response:

The Registration Statement has been revised as requested. Please see page 96 of Amendment No. 2.

Impairment of Vessels, page 101

6.	We note the discussion that has been added to pages 101 and 102 of MD&A in response to our prior comment 39 in which you indicate that the recoverable amount of your vessels is determined based on the higher of a vessel’s net selling price and “value in use.” As value in used is based on the estimated future cash flows expected to arise from the continuing use of your vessels and your vessels have been in operation for only a very limited period of time, please revise to explain in further detail how you estimate future cash flows associated with future charter hire rates, operating costs, future drydocking costs and days off-hire as well as the discount rate used in your computations.

Response:

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The Partnership advises the Staff that as of December 31, 2013, its assessment of impairment indicators reflected there was no indication that its vessels may be impaired. Consequently, the Partnership did not perform the “value in use” calculation, as it was not required by IAS 36. The paragraph on page 102 describing how value in use is calculated is part of the Partnership’s accounting policies. The Partnership confirms that in the future, if impairment indicators exist, the assumptions for the calculation of the future cash flows will be discussed. The Partnership recognizes that, in accordance with IAS 36, the assumptions to be used in the future when and if the need arises for estimated cash flows to be prepared must be reasonable, supportable and based on the facts and circumstances prevailing at that time. For example, the Partnership’s estimate of future charter hire will be based on future expectations of charter hire taking into account historical and future rates available at the time and evidence of the length of a LNG shipping cycle. Similarly, future operating costs and drydock costs will be estimated based on actual costs and expected changes based on the facts and circumstances at that time, which could be different from the assumptions that would be used to calculate the value in use at the current time.

The Registration Statement has been revised to state that the “value in use” calculation was not performed. Please see page 102 of Amendment No. 2.

17. Derivative Financial Instruments, page F-19

7.	We note from the table included on page F-20 that the gain on interest rate swaps included in your combined carve-out statements of profit and loss for 2013 of $1,036,187 includes a realized loss on interest rate swaps held for trading of $(1,900,952). Please tell us and revise Note 17 to explain the nature and terms of the transaction that resulted in the realized loss on interest rates swaps held for trading during 2013.

Response:

The realized loss on interest rate swaps for trading represents the realized loss for the two interest rate swaps for which hedge accounting was discontinued in 2013, from the dates that the effectiveness criteria were not met. The loss resulted from the fact that the fixed interest rates specified in the interest rate swap agreements, as payable by the Partnership, were higher than the applicable floating rate (based on the 3-month LIBOR rate) specified in the interest rate swap agreements, as payable by the bank counterparty.

The Registration Statement has been revised as requested. Please see page F-20 of Amendment No. 2.

General

8.	Please include a currently dated consent of the independent registered public accounting firm as Exhibit 23 upon the filing of your Form F-1 registration statement.

Response:

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The Partnership confirms that it will include a currently dated consent of its independent registered public accounting firm as an Exhibit 23 to its Registration Statement on Form F-1 that is publicly filed via EDGAR.

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On behalf of the Partnership, please allow us to express our appreciation of your attention to this matter. Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270 or D. Scott Bennett at 212-474-1132.

Sincerely, /s/ D. Scott Bennett
D. Scott Bennett

Ms. Loan Lauren P. Nguyen

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:

Mr. Simon Crowe

Chief Financial Officer

GasLog Ltd.

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue Du Gabian

MC 98000, Monaco

Via e-mail